The Glimpse Group, Inc.

15 West 38 St., 9th Floor

New York, NY 10018

(917) 292-2685

November 29, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Charli Gibbs-Tabler

Re:	The Glimpse Group, Inc.
Registration Statement on Form S-3
Filed October 27, 2022 and amended November 10, 2022
File No. 333-268027

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The Glimpse Group, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 PM Eastern Time, November 30, 2022, or as soon as practicable thereafter.

Very truly yours,

The Glimpse Group, Inc.

By:	/s/ Lyron Bentovim
Lyron Bentovim
Chief Executive Officer